SCHEDULE 13G
Amendment No. 3
Pittston Brink's Group
Common Stock $1.00 par value


Cusip Number:  725-701-10-6

Item 1:  Reporting Person:
Tiger Management L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   2,247,900
Item 7:   -0-
Item 8:   2,247,900
Item 9:   2,247,900
Item 1:   5.5%
Item 12:  IA


Cusip Number:  725-701-10-6
Item 1:  Tiger Performance
L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,343,000
Item 7:  -0-
Item 8:  1,343,000
Item 9:  1,343,000
Item 11: 3.3%
Item 12: IA


Cusip Number:  725-701-10-6

Item 1:  Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  3,590,900
Item 7:  -0-
Item 8:  3,590,900
Item 9:  3,590,900
Item 11: 8.8%
Item 12: IN



Item 1(a) Pittston Brink's
Group

Item 1(b) P.O. Box 4229,
1000 Virginia Center
Parkway, Glen Allen,
Virginia  23060.

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C. ("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York,  NY
10178.

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d) Common Stock $1.00
par value

Item 2(e) 725-701-10-6

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5) (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5. Not applicable

Item 6. Other persons are
known to have the right to
receive dividends from or
proceeds from the sale of
such securities. The
interest of one such person,
The Jaguar Fund N.V., a
Netherlands Antilles
corporation, is more than
5%.

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable


Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant
in any transaction having
such purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.

February 12, 1999

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of Attorney
dated 1/27/95
On File with Schedule 13G
for Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that
this Amendment No. 3 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of Pittston
Brink's Group shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/27/95
On File with Schedule 13G

for Kohl's Corp. 2/7/95